November 28, 2025

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form RW – Request for Withdrawal
CoinShares Solana Staking ETF
(Registration Statement File No. 333-288056)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of CoinShares Solana Staking ETF (the “Company”), the Company submits this application for withdrawal of the Registration Statement on Form S-1 filed on June 16, 2025 and the Amendments to the Registration Statement on Form S-1 filed on July 31, 2025, August 29, 2025 and September 26, 2025.

The Registration Statement sought to register shares to be issued in connection with a transaction that was ultimately not effectuated. No shares were sold, or will be sold, pursuant to the above-mentioned Registration Statement.

Sincerely,

CoinShares Solana Staking ETF

By:	/s/ Charles Butler
Charles Butler
Principal Financial Officer and
Principal Accounting Officer